October 14, 2014

Via EDGAR

Kristi Marrone

Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 5546

Washington, D.C. 20549

Re:	Campus Crest Communities, Inc.

Amendment 1 to Form 10-K for fiscal year ended December 31, 2013

Filed June 20, 2014

File No. 001-34872

Dear Ms. Marrone:

This correspondence is our response to your letter dated September 29, 2014 regarding our annual report on Form 10-K/A for the fiscal year ended December 31, 2013 filed on June 20, 2014. In order to facilitate your review, we included your comments before our responses.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Amendment to Copper Beech Purchase Agreement, page 46

1.	We note your response to prior comment 1 from our letter dated August 12, 2014. Please address the following:

a.	Please tell us how you calculated your effective ownership interest in the CB Portfolio for each of the periods presented in Attachment A. If you used a blended or average rate, please tell us why you believe this was more appropriate than using your actual ownership percentage of the individual properties from the date of acquisition.

Response: The Company’s effective ownership interest in the CB Portfolio for each of the periods presented in Attachment I was determined based on the percentage of operating cash flow for the CB Portfolio that the Company was entitled to for each respective period. The parties agreed that for the period from March 18, 2013 (the date of the Company’s initial acquisition of interests in the CB Portfolio) through the date on which the Company had acquired a 48% interest in all properties in the CB Portfolio, in addition to the $13 million preference payment, the Company would be entitled to a percentage of operating cash flow of the entire CB Portfolio equivalent to 48% multiplied by the percentage of the total cash consideration the Company had paid through the end of such period. For example, for the period from March 18, 2014 through March 31, 2014, the Company had paid $121.4 million of the total cash consideration of $230.2 million, entitling the Company to approximately 25.3% ($121.4 million / $230.2 million * 48%) of operating cash flow of the entire CB Portfolio. The Purchase and Sale Agreement, dated as of February 26, 2013 (the “Purchase Agreement”) was amended on September 30, 2013. (the “Amendment”). In connection with the Amendment, the parties agreed that from and after October 1, 2013 through the earlier of the date the first purchase option was exercised or August 18, 2014, the Company would be entitled to 67% of the operating cash flow of the CB Portfolio. Separate capital accounts are maintained with respect to the Campus Crest investment and each of the CB Investors and operating cash flows were appropriately allocated to the different capital accounts of each of the investors based on the aforementioned agreements.

 United States Securities and Exchange Commission

Division of Corporation Finance

October 14, 2014

Pursuant to the agreement of the parties, the Company was entitled to distributions of operating cash flow of the entire CB Portfolio for each of the following periods as set forth below:

•	from and after March 18, 2013 through March 31, 2013: 25.3%;
•	from and after April 1, 2013 through April 30, 2013: 26.1%;
•	from and after May 1, 2013 through June 30, 2013: 30.0%;
•	from and after July 1, 2013 through July 31, 2013: 36.7%;
•	from and after August 1, 2013 through August 31, 2013: 40.9%;
•	from and after September 1, 2013 through September 30, 2013: 47.3%; and
•	from and after October 1, 2013 through August 18, 2014: 67.0%.

These percentages were used to calculate the Company’s effective ownership interest in the CB Portfolio for each of the periods presented in Attachment I.

b.	Given that the increase to your ownership interests in the CB Portfolio were subject to the receipt of all required third-party consents, which you indicate one of the 18 was received as of December 31, 2013, we remain unclear as to how you determined you had a 67% effective interest in the CB Portfolio during the fourth quarter of 2013. Please tell us whether the receipt of the third party consents was a stipulation in the agreement to acquire the additional interests. In addition, please address in your response whether you paid the required fees and conducted the administrative processes required by the third parties for which you requested consents as of December 31, 2013 to complete the acquisition of additional interests.

Response: The Amendment to the Purchase Agreement, among other things, allowed us to increase our ownership in the entities comprising the CB Portfolio to 67% and to amend the timing of the transfers contemplated by the original Purchase Agreement. The Amendment provides that it shall be effective as of the date on which all third-party consents necessary to effect the transfers contemplated by the Amendment have been received.

Based on the facts and circumstances which are discussed below, we believed and continue to believe as of the date of this letter, that receipt of all third-party consents is an administrative, rather than a substantive matter, and we do not believe that it would be appropriate for the completion of the administrative process to determine the timing of the recognition of our additional 19% interest (i.e., 67% less 48%) in the CB Portfolio’s earnings during the quarter ended December 31, 2013. This belief is further evidenced by the fact we paid $20.2 million to the other CB Investors on September 30, 2013, the date of the Amendment, despite the fact the Amendment contains a provision conditioning its effectiveness on the receipt of all third-party consents and the payment was non-refundable.

The purpose of the Amendment was to change the timing of the Company’s options to acquire additional interests in certain CB Portfolio properties that were already set forth in the lender-approved Purchase Agreement. Specifically, the third-party consents received in 2013 in connection with the effectuation of the transfers contemplated by the original Purchase Agreement permitted us (i) to acquire an initial 48% ownership interest in each of the entities comprising the CB Portfolio (Step 1), (ii) to increase our ownership in the CB Portfolio from 48% to at least 75% and up to 88.9% (Step 2), (iii) to increase our ownership in the CB Portfolio from the ownership percentage obtained in Step 2 to at least 88.9% and up to 99.9% (Step 3), and (iv) to increase our ownership in the CB Portfolio from the ownership percentage obtained in Step 3 to 100% (Step 4). These consents also permitted us to effectuate each of Steps 2-4 in a single transaction. Although the execution of the Amendment did not require the consent of any third party, because the original third-party consents received contained provisions requiring the next increase in our ownership percentage in the CB Portfolio to result in not less than 75% ownership, we believed that including a provision in the Amendment conditioning its effectiveness on the receipt of all third-party consents was appropriate. Notwithstanding the inclusion of that provision in the Amendment, as indicated above, we believed and continue to believe as of the date of this letter that receipt of all third-party consents is an administrative, rather than substantive, matter contingent only on providing information and responses, legal documentation, and legal, transfer and other fees to the third parties.

United States Securities and Exchange Commission

Division of Corporation Finance

October 14, 2014

Following execution of the original Purchase Agreement on February 26, 2013, we began to diligently seek third-party consents for the transactions contemplated by the original Purchase Agreement. The information shared, and numerous discussions, with the Servicers (as defined below) in connection with obtaining the consents for the transactions contemplated by the original Purchase Agreement involved, among others, (i) explaining the nature of the transaction to the Servicers and their counsel through numerous discussions, (ii) providing information concerning the financial condition of Campus Crest, as a new owner and a guarantor on the loans, and (iii) fielding specific questions from Servicers and their counsel with respect to (A) the eventual exit of John R. McWhirter, (B) the management structure of the entities comprising the CB Portfolio, and (C) specific property-related questions, such as, providing current rent roll information.

At no time during the process of obtaining the consents required to effectuate the transactions contemplated by the original Purchase Agreement or the Amendment were we or our counsel informed that obtaining any of the consents necessary to acquire a 48% initial ownership interest or to increase our ownership interest to 67% was unlikely to occur. Instead, we believed and continue to believe as of the date of this letter that obtaining these consents involved an administrative process that required us to answer all questions asked regarding Campus Crest, the properties in question and the transactions contemplated by the Purchase Agreement, and to finalize and execute the applicable legal documentation.

The last of the consents required in connection with the transactions contemplated by the original Purchase Agreement closed on September 5, 2013, less than a month prior to the execution of the Amendment. Having previously answered all questions with respect to the financial condition of Campus Crest (including the fact that Campus Crest, as a new owner and guarantor, presumably provided additional liquidity for loan repayment than the CB Investors alone) and all properties involved, together with the fact that each Servicer previously had approved Campus Crest as the ultimate 100% owner of the CB Portfolio, we believed and continue to believe as of the date of this letter that obtaining the third-party consents necessary to effect the transactions contemplated by the Amendment is administrative in nature, requiring only (i) explanation of the revised transaction structure, (ii) preparation and execution of legal documentation, and (iii) payment of application, review, legal, and consent fees.

The eighteen loans for the entities included in the CB Portfolio that required lender consent to effect the increase in ownership to 67% are serviced by four servicers (“Servicer 1,” “Servicer 2,” “Servicer 3” and “Servicer 4” and, collectively, the “Servicers”). Promptly following execution of the Amendment, we began to diligently pursue the required consents, as follows:

•	On October 15, 2013, our counsel delivered a memorandum to counsel to Servicer 1, making Servicer 1’s counsel aware of the Amendment and describing the consents that would be necessary to effectuate the transactions contemplated by the Amendment. On October 22, 2013, our counsel delivered additional information to Servicer 1’s counsel, further describing the necessary consents. On November 1, 2013, promptly after fee information was communicated to us by Servicer 1, we wired the legal fees retainer and application fees for the consent required by Servicer 1. The consent for the loan serviced by Servicer 1 closed on December 23, 2013 increasing our ownership to 67%.

•	On October 15, 2013, our counsel delivered a memorandum to counsel to Servicer 2, making Servicer 2’s counsel aware of the Amendment and describing the consents that would be necessary to effectuate the transactions contemplated by the Amendment. On October 25, 2013, our counsel delivered additional information to Servicer 2’s counsel, further describing the necessary consents. On November 8, 2013, promptly after fee information was communicated to us by Servicer 2, we wired the legal fees retainer and application fees required by Servicer 2. The consents for three of the four loans serviced by Servicer 2 closed on January 15, 2014 increasing our ownership to 67%, and the consent with respect to the fourth loan serviced by Servicer 2 became unnecessary as the loan with respect to the fourth entity serviced by Servicer 2 was refinanced, and no consent was required.

•	On October 14, 2013, our counsel delivered a memorandum to counsel to Servicer 3, making Servicer 3’s counsel aware of the Amendment and describing the consents that would be necessary to effectuate the transactions contemplated by the Amendment. On October 25, 2013, our counsel delivered additional information to Servicer 3 and its counsel, further describing the necessary consents. Promptly after receipt of fee information from Servicer 3, on December 9, 2013, we wired the required legal fee retainers, and on December 31, 2013, we wired the deposit on the consent fee required by Servicer 3. On February 5, 2014, the consents with respect to the four loans serviced by Servicer 3 for which we were increasing our ownership to 67% closed.

United States Securities and Exchange Commission

Division of Corporation Finance

October 14, 2014

•	On October 14, 2013, our counsel delivered a memorandum to counsel to Servicer 4, making Servicer 4’s counsel aware of the Amendment and describing the consents that would be necessary to effectuate the transactions contemplated by the Amendment. On October 28, 2013, our counsel delivered additional information to Servicer 4’s counsel, further describing the necessary consents. On January 15, 2014, we wired the application fees, review fees, legal fees retainer required by Servicer 4. On July 11, 2014, the consents with respect to eight of the nine loans serviced by Servicer 4 for which we were increasing our ownership to 67% closed.

We also believe it is relevant that Servicers 2, 3 and 4 and their respective counsel indicated a desire to finalize all consents for the loans they service simultaneously, rather than individually at separate times. That is, there were instances in which we had fielded all questions, and all legal documentation was in substantially final form, with respect to certain loans serviced by one of Servicers 2, 3 or 4, but instead of finalizing those consents we accommodated the Servicers’ requests and closed each consent with respect to such Servicer on the same date. We believed that accommodating the Servicers’ desire to close consents simultaneously on a single date was appropriate, and we believe that it further highlights the administrative aspect of obtaining these consents. We also believed and continue to believe as of the date of this letter that it is not appropriate to allow the administrative aspects of the consent process and its timing to drive the accounting treatment and that it was appropriate to recognize our ownership percentage as indicated on Attachment I during the respective periods based on the agreement reached in the original Purchase Agreement and the Amendment.

In addition to the eighteen consents required to effectuate the increase in ownership to 67% contemplated by the Amendment, there were also eight entities in the CB Portfolio in which we were increasing our ownership interest to 67% that did not require any third-party consent. Each of the transfers necessary to affect those increases in ownership occurred on December 16, 2013, effective as of October 1, 2013.

2.	We note your response to prior comment 1.d. Please tell us as of what date you are able to, or have already, taken control of the day-to-day operations of the CB Portfolio.

Response: The amended and restated operating agreements of each of the entities comprising the CB Portfolio provide that Campus Crest has the right to designate the Senior Chief Executive Officer of each such entity, and therefore, the right to begin to manage the day-to-day operations on September 30, 2014. The provisions that apply in the event the first purchase option was not exercised only relate to our ownership interest and not to the transfer of responsibility in managing day-to-day operations. Although we have the right to begin to manage the day-to-day operations of the CB Portfolio as of September 30, 2014, as of the date of this letter we have not exercised this right. We are currently in negotiations with the CB Investors to purchase additional interests in the CB Portfolio, and should we reach agreement, we would anticipate exercising our right to manage the day-to-day operations on or around the closing of any such transaction. We currently do not have an expectation as to when we would exercise our rights to manage day-to-day operations if we are unable to reach an agreement with the CB Investors to acquire additional interests in the CB Portfolio.

We believe that the decisions made collectively by both managers under the amended and restated operating agreements are those decisions that most significantly impact the economic performance of the CB Portfolio. Further, we have confirmed that under the amended and restated operating agreements neither Campus Crest, nor any Senior Chief Executive Officer it shall appoint, shall have the unilateral right, power or authority to direct any of the matters that most significantly impact the economic performance of any of the Copper Beech Properties without the consent of both Managers, even upon deadlock in voting by the Managers. Specifically, we have confirmed that under the provisions of the amended and restated operating agreements, decisions requiring the consent of both Managers include, but are not limited to, the following, which we believe are those decisions that most significantly impact the economic performance of the Copper Beech Properties:

United States Securities and Exchange Commission

Division of Corporation Finance

October 14, 2014

•	setting rental rates;

•	determining the acceptable level of the credit quality of the tenants that may occupy the respective properties of the CB Portfolio;

•	determining incentives to be offered to attract and retain tenants;

•	the pursuit and collection of past due receivables;

•	determining the social and other programs to attract and retain tenants;

•	determining the management team of each of the respective properties of the CB Portfolio; and

•	incurring significant capital expenditures that alter the existing facility, such as significantly enhancing the clubhouse or other amenities or adding any such amenities.

Pursuant to the amended and restated operating agreements, the Senior Chief Executive Officer of each Copper Beech Property is tasked with solely managing the day-to-day operations and administrative matters of the Copper Beech properties. Management of the day-to-day operations under the amended and restated operating agreements includes items that an agent would typically carry out on behalf of a principal and excludes decision making rights related to the previously described matters that we believe have the most significant impact on the economic performance of the Copper Beech Properties. The responsibilities of day-to-day management are more tactical in nature and involve only the execution of the decisions that are set collectively by the managers of each entity (the CB Investors and Campus Crest each have the right to appoint one of the two managers).

3.	We note that as of September 10, 2014, you still needed to obtain one additional third-party consent to ratify the amendment to the Copper Beech purchase agreement. We also note from your disclosure on page 46 that the window for the first purchase option closed on August 18, 2014 and that in the event you do not elect to exercise a purchase option, you will lose the right to exercise future purchase options. Please tell us if the agreement has been further amended to allow for the purchase of additional interests, or if your ownership percentage in Copper Beech has been effectively limited to 48%.

Response: As of the date of this letter, our ownership percentage in the CB Portfolio has been effectively limited to 48%. However, as of the date of this letter, we are currently in negotiations with the CB Investors to purchase additional interests in the CB Portfolio.

If you have any further questions or concerns in connection with the above responses, please do not hesitate to contact me at 704.496.2501. Thank you in advance for your attention to this matter.

Sincerely,

/s/ Donald L. Bobbitt, Jr.

Donald L. Bobbitt, Jr.

Executive Vice President and Chief Financial Officer